SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4 ’10 Earnings Results

I. Performance in Q4 2010 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q4 10	Q3 10	Q4 09	QoQ	YoY
Quarterly Results
Revenues	6,483	6,698	5,905	-3.2%	9.8%
Operating Income	-387	182	313	—	—
Income before Tax	-424	244	358	—	—
Net Income	-268	224	502	—	—

II. IR Event of Q4 2010 Earnings Results

1.	Provider of Information:	IR team

2.	Participants:	Institutional investors, Securities analysts, etc.

3.	Purpose:	To present Q4 10 Earnings Results of LG Display

4.	Date & Time:	4:30 p.m. (Korea Time) on January 21, 2011 in Korean 10:00 p.m. (Korea Time) on January 21, 2011 in English

5.	Venue & Method:	1)	Earnings release conference in Korean:

- Auditorium, B1 floor, LG Twin Building, 20, Yoido-dong, Youngdungpo-gu, Seoul

		2)	Conference call in English:

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6.	Contact Information

1) Head of Disclosure:

Anthony Moon, Vice President, IR Department (82-2-3777-1770)

2) Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Team (82-2-3777-0978)

3) Relevant Team: IR team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q4 10 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 10 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:    Press Release

LG DISPLAY REPORTS FOURTH QUARTER 2010 RESULTS

SEOUL, Korea – January 21, 2011 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2010.

•

Sales in the fourth quarter of 2010 decreased by 3% to KRW 6,483 billion from sales of KRW 6,698 billion in the third quarter of 2010, and increased by 10% compared to KRW 5,905 billion in the fourth quarter of 2009.

•	Operating loss in the fourth quarter of 2010 was KRW 387 billion compared to operating profits of KRW 182 billion in the third quarter of 2010, and KRW 313 billion in the fourth quarter of 2009.

•

EBITDA in the fourth quarter of 2010 was KRW 396 billion, a decrease of 60% from KRW 986 billion in the third quarter of 2010 and a year-on-year decrease of 64% from KRW 1,091 billion in the fourth quarter of 2009.

•	Net loss in the fourth quarter of 2010 was KRW 268 billion compared to operating profits of KRW 224 billion in the third quarter of 2010, and KRW 502 billion in the fourth quarter of 2009.

The company reflected the European Commission fines related to the alleged past anticompetitive acts in the LCD industry as an operating loss in the fourth quarter.

However, the company posted a record high annual sales and stable earnings in 2010. Annual sales was KRW 25,512 billion, an increase of 27% from KRW 20,038 billion in 2009, and annual operating profit was KRW 1,310 billion, an increase of 30% from KRW 1,010 billion year-on-year.

Mr. Young Soo Kwon, CEO of LG Display, noted “There were sharp changes in market conditions mainly owing to inventory adjustment by several customers and distribution channels in the latter half of last year. But on the contrary, LG Display was able to attain stable earnings by expanding its market share and the proportion of premium products as we gained recognition from customers and the market with our differentiated technological capabilities, including IPS(In-Plane Switching). Despite the current challenges in the LCD industry, we are carrying out proactive management activities based on differentiated products and confidence. Recently, we strengthened our partnership with customers worldwide with the launching of FPR 3D panels that are comfortable on the eyes.”

The company shipped a total of 792 million square meters of net display area in the fourth quarter of 2010, an increase of 10% quarter-on-quarter. TFT-LCD panels for TVs, monitors, notebook PCs and mobile applications accounted for 56%, 19%, 17% and 8%, respectively, on a revenue basis in the fourth quarter of 2010.

With KRW 3,134 billion of cash and cash equivalents and 116% of liability to equity ratio as of December 31, 2010, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of January 21, 2011. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

LG Display expects total display area shipment in the first quarter to decrease by a high single digit percentage compare to the fourth quarter. The company also expects the decline of TV panel price in the first quarter to decelerate and IT panel prices are expected to remain stabilized.

Ref.) LG Display reported consolidated financial statements based on International Financial Reporting Standards (IFRS) from the first quarter of 2010. Figures for 3Q ‘10 and 3Q ‘09 shown in the press release are also based on IFRS.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on January 21, 2011, at 4:30 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1) in 20 Yeoido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 10:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109391#.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 44,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Anthony Moon, VP, IR Department
LG Display
Tel: +822-3777-1010
Email: amoon@lgdisplay.com

Media Contacts:
Bang-Soo Lee, VP, Public Affairs & PR	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 21, 2011	By: /s/ Anthony Moon
(Signature)
Name: Anthony Moon
Title: Vice President / IR Department